EXHIBIT B
Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following sales of shares of Pioneer Drilling Company have been made by Pebbleton Corporation N.V. and were effected on the NYSE Amex since November 14, 2009:

Date	Securities Involved	Price per Share
December 23, 2009	77,800	$8.11
December 24, 2009	8,100	$8.12
December 28, 2009	81,100	$8.12
December 29, 2009	89,000	$8.13
December 30, 2009	10,400	$8.10
December 31, 2009	11,800	$8.13
January 4, 2010	26,400	$8.10
January 5, 2010	245,400	$8.47
January 6, 2010	230,000	$9.16
January 7, 2010	212,200	$9.43
January 8, 2010	107,800	$9.57
January 11, 2010	9,900	$9.67

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